UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

First United Ethanol, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

January 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1.	NAMES OF REPORTING PERSONS: Ethanol Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 57-1205717

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5.	SOLE VOTING POWER	0
Number of
Shares
Beneficially	6.	SHARED VOTING POWER	5,000
Owned by
Each Reporting
Person With	7.	SOLE DISPOSITIVE POWER	0

8.	SHARED DISPOSITIVE POWER	5,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000 Units

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]
SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

** Based on 76,610 units of membership interest outstanding as of August 1, 2007, as reported by First United Ethanol, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007.

CUSIP No. Not Applicable

1.	NAMES OF REPORTING PERSONS:	Scott Brittenham

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

5.	SOLE VOTING POWER	0
Number of
Shares
Beneficially	6.	SHARED VOTING POWER	5,000
Owned by
Each Reporting
Person With	7.	SOLE DISPOSITIVE POWER	0

8.	SHARED DISPOSITIVE POWER	5,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000 Units

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]
SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** Based on 76,610 units of membership interest outstanding as of August 1, 2007, as reported by First United Ethanol, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007.

Item 1.

(a)	Name of Issuer:

First United Ethanol, LLC

(b)	Address of Issuer’s Principal Executive Offices:

4615 Back Nine Road
Pelham, GA 31779

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being filed on behalf of the following persons:

(i)	Ethanol Capital Management, LLC, and
(ii)	Scott Brittenham

Attached as Exhibit A is a copy of the agreement among the foregoing persons that this Schedule 13G be filed on behalf of each of them.

Ethanol Capital Management, LLC (“ECM”) is the sole manager of Ethanol Capital Group, LLC (“ECG”). ECG has the following members:

(i)	Tennessee Ethanol Partners, L.P.
(ii)	Ethanol Capital Partners L.P., Series D (“ECP Series D”)
(iii)	Ethanol Capital Partners, L.P., Series E (“ECP Series E”)
(iv)	Ethanol Capital Partners, L.P., Series G (“ECP Series G”), (collectively, the “LLC Members”)

ECM is the general partner and investment advisor to each LLC Member and has the power to vote and dispose of the securities reported in this
Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Ethanol Capital Management, LLC is Rockefeller Center, 7th Floor, 1230 Avenue of the Americas,
New York, New York 10020

(c)	Citizenship:

(i)	Ethanol Capital Management, LLC: a Delaware limited liability company
(ii)	Scott Brittenham: United States
(iii)	Ethanol Capital Group, LLC: a Delaware limited liability company
(iv)	Tennessee Ethanol Partners, L.P.: a Delaware limited partnership
(v)	ECP Series D: a Delaware limited partnership
(vi)	ECP Series E: a Delaware limited partnership
(vii)	ECP Series G: a Delaware limited partnership

(d)	Title of Class of Securities:

Membership Units

(e)	CUSIP Number:

Not Applicable

Item 3.	If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ X]	An investment adviser in accordance with Rule l3d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule l3d-1(b)(l)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule l3d-l(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,000*

(b)	Percent of class: 6.5%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,000*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,000*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

* Of the 5,000 units reported in this Schedule 13G, all owned by ECG, 370 units are attributable to Tennessee Ethanol Partners, L.P.; 1,220 units are attributable to ECP Series D; 1,140 units are attributable to ECP Series E; and 2,270 units are attributable to ECP Series G.  ECM is the sole manager of ECG.  The LLC Members in ECG consist of the following: Tennessee Ethanol Partners, L.P.; ECP Series D; ECP Series E; and ECP Series G (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such units.

Tennessee Ethanol Partners, L.P., ECP Series D, ECP Series E and ECP Series G own membership interests in ECG.  The percentage ownership of each LLC Member in ECG is as follows: Tennessee Ethanol Partners, L.P. owns 7.4%; ECP Series D owns 24.4%; ECP Series E owns 22.8%; and ECP Series G owns 45.4%.

** Based on 76,610 units of membership interest outstanding as of August 1, 2007, as reported by First United Ethanol, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Not applicable.

Instruction                      Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Of the 5,000 units reported in this Schedule 13G, all owned by ECG, 370 units are attributable to Tennessee Ethanol Partners, L.P.; 1,220 units are attributable to ECP Series D; 1,140 units are attributable to ECP Series E; and 2,270 units are attributable to ECP Series G.  ECM is the sole manager of ECG.  The LLC Members in ECG consist of the following: Tennessee Ethanol Partners, L.P.; ECP Series D; ECP Series E; and ECP Series G (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such units.

Tennessee Ethanol Partners, L.P., ECP Series D, ECP Series E and ECP Series G own membership interests in ECG.  The percentage ownership of each LLC Member in ECG is as follows: Tennessee Ethanol Partners, L.P. owns 7.4%; ECP Series D owns 24.4%; ECP Series E owns 22.8%; and ECP Series G owns 45.4%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of m knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2007
Date

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/Scott Brittenham
Name:	Scott Brittenham
Title:	President

SCOTT BRITTENHAM

By:	/s/Scott Brittenham

Exhibit A

Joint Filing Agreement

The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of membership units of First United Ethanol, LLC and any subsequent amendments hereto.

Date:	December 28, 2007

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/Scott Brittenham
Name:	Scott Brittenham
Title:	President

SCOTT BRITTENHAM

By:	/s/Scott Brittenham